Exhibit 99.1

Jiuzi New Energy Forms Cooperative Relationship with a Regional EV Distributor

HANGZHOU, China, Dec. 7, 2021 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ:JZXN; the “Company”; Jiuzi New Energy), a new energy vehicles franchisor and retailer under the brand name “Jiuzi” in China, today announced that it has entered into a cooperation agreement with Zhejiang Youxing New Energy Co., Ltd. (“Youxing”), the sole nationwide distributor of Chongqing Ruichi Automobile Industry Co., Ltd. (“Ruichi”) for institutional clients. Pursuant to the agreement, both parties will jointly engage in the procurement and sales of Ruichi Electronic Vehicles (“EVs”) across China. The parties are targeting sales of up to 1000 Ruichi brand EVs in 2022. Specifically, the Company will provide RMB 10 million in revolving credit line to Youxing to partially cover its advance payment (i.e., allow withdrawals of up to 70% of each EV purchase) to Ruichi, and allow Youxing to repay the loan after the sales of the EV.  If Youxing fails to repay, the Company will be entitled to sell the EVs in auction at market price. Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc., commented: “We are excited to establish this partnership with Youxing. Youxing is the exclusive nationwide distributor for institutional clients as well as the general agent of Ruichi Auto in Hangzhou. On the other hand, Ruichi is one of the leading electronic mini commercial van manufacturers in China. Our cooperative model will both alleviate the financial burden of Youxing and boost Jiuzi’s sales of the Ruichi EV, and effectively minimize our financial risk as we have the right to sell the EVs in case of Youxing’s default to repay.”

“We anticipate that this cooperation will bring approximately RMB 35 - 45 million in sales revenue to Jiuzi New Energy in the coming year. We also expect a long term and sustainable growth out of this cooperative partnership going forward.” Mr. Zhang added.

About Zhejiang Youxing New Energy Co Ltd

Founded in April 2014 in Hangzhou, Zhejiang Youxing New Energy Co. Ltd. is Chongqing Ruichi’s sole national sales agent and the general sales agent of Ruichi vehicle for Hangzhou city. Youxing is engaged in technology-related services, development, consultation and other patent transfer-related services. Youxing also sells new energy vehicle parts, electricity equipment and both new and second-hand vehicles.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

     +86 13811768559 (from China)